FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) October 2009

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: November 3, 2009

BY:

Chris Robbins

It’s       Vice President

(Title)

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ANGLO SWISS RESOURCES INC.

Suite 309 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

November 3, 2009

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

October 8, 2009

Anglo Swiss Resources Inc. Files NI 43-101 Gold Resource Report
on the 257 Level of the Kenville Gold Mine and Expands Resource Estimate

IMMEDIATE RELEASE
OCTOBER 8, 2009

VANCOUVER, BC (October 8, 2009) (TSXV: ASW)(OTCBB: ASWRF)(FRANKFURT: AMO.F)  Anglo Swiss Resources Inc. is pleased to announce that the technical (geological) report  (the “257 Report”) on the 257 Level of the Company’s Kenville Gold Mine (the “Mine”) located near Nelson, British Columbia has been completed in accordance with NI 43-101. The Report is available in its entirety on SEDAR and the Company’s website (www.anglo-swiss.com).   The author of the 257 Report is Richard Munroe, FGAC, P.Geo., of Munroe Geological Services Ltd., an independent Qualified Person as defined by NI 43-101.

Scope of the Report

The historic workings of the Kenville Gold Mine are extensive, with over five kilometres of drifts on six different Levels.  The Report has only undertaken a gold resource estimate for the 257 Level.  Exploration work to facilitate additional gold resource estimation on other Levels is commencing, as will be discussed below in this news release.

Mineral Resource Estimates for the 257 Level

The recent exploration of the 257 Level has been a success as new zones of high grade gold values have been identified in the Mine. The work done during the 2008/2009 program has resulted in the determination of updated grades and tonnages of mineralized rock for the 257 Level.  The figures are only from zones currently open in the 257 Level or in immediate proximity to those workings and supersede the figures from the initial resource estimate contained in the Company’s news release dated August 5, 2009.  They do not include any of the surface showings, vein systems intersected by distal exploration drilling or dump materials.

The measured and indicated values in the following table were derived from the current assay data developed in the 2008/2009 program for the 257 Level. All values were from the double lab process and no historical data was used to obtain these values.

Category	Tonnage (Tonnes)	Ounces per Ton	Ounces Gold	Grams per Tonne	Grams Gold
Measured	3,312	0.92	3,377	31.71	105,044
Indicated	21,312	0.55	12,912	18.84	401,598
Total	24,624	0.66*	16,289	20.58*	506,642

*Average

The following inferred resource estimate was calculated using a weighted historical average grade of 23.01 g/t (0.68 oz/ton) which was derived from a 444 assay historical dataset.

Category	Tonnage (Tonnes)	Ounces per Ton	Ounces Gold	Grams per Tonne	Grams Gold
Inferred	522,321	0.68	356,949	23.01	12,016,536

Estimates are based on an assumed continuity beyond measured and (or) indicated resources, for which there is geological evidence. Inferred resources may or may not be supported by samples or measurements. All inferred blocks require re-estimation using proximate sampling and assay data before any economic analysis, and it is likely that significant variations in inferred block grades will occur on re-examination.

The surface and underground drill programs currently awaiting permitting will augment the drill work undertaken by the Company since 2007. The new drilling will tie previous drilling to the historical records and should expand the known structure of the Company’s property. The 257 Level is located under only a small fraction of the 180.98 hectare Crown Grant area and does not include any of the 335.82 hectare mineral claim area. The recent acquisition of an option to acquire a 60% interest in the Ron Gold Group of claims adds 1,492 contiguous hectares to the south of the Company’s property boundary.

Report Recommendations

The Company has identified three areas of exploration interest below the main Mine to the east of Eagle Creek, known as the West, Middle and East “Deeps” or “Deep Zones”.  Such areas have never been drilled.  The enriched vein fluids appear to have several sources at depth and may assist in explaining the distinct geochemical variations found in both the vertical and horizontal veins. Much of the dyke fills appear to come from the West Deeps. This may show a different magmatic source rock since the dyke fills contain totally different materials. While the orientation of the three of the main known veins east of Eagle Creek appear to be from a deep eastern source, the Hardscrabble, Hardup and Poorman veins may have a source roughly 100 metres (328 feet) below the 257 Level of the main Mine area.

To further understand this “Deeps” source theory, the west side of Eagle Creek was examined with additional cross sectional analysis of known veins and faults. Under the Venango vein system the assorted sub parallel veins were assembled into a pre-shear status and another deep target was also identified. This area of exploration was called the Venango Deep Zone.  In this situation, the faults and veins all seem to have a single source again at a 100 metres (328 foot) depth below the 257 Level.

The 257 Report recommends that diamond drilling from surface be conducted above the Deeps exploration zones to locate possible zones of potential mineral enrichment feed for the existing veins. The first diamond drill hole pad is planned for just south of the 275 Level adit east of Eagle Creek. This pad should drill at least three holes expected to intersect the Middle and East Deeps.

The Company expects both drill permits to be in place shortly. The Company is working on the underground extension of the KP-50 sub drift and slashing of the identified veins along the crosscut on the 257 Level. Ladder work is required to access the upper stopes to better identify the mineralogy and zonation of the veins. Further drift extensions should also be developed starting with the areas of the KP 50 sub drift. The 257 Report recommends that the sub-drift currently ending at KP 50 be advanced roughly 375 metres to gain access to the four Eagle Veins that were located by the drilling programs over the past few years. The Eagle Vein system strikes approximately 700 metres to the south and hosts the typical high grade quartz veins found in the 257 Level. This drift advance will provide additional RQD

(Rock Quality Designations for strength integrity) and structural information on the rock faces to the east.

The next steps to be taken in the development of the 257 Level revolve primarily around the final completion of the recently upgraded crushing and mill circuit so that production of the 1,000 tonnes and, subsequently, 10,000 tonnes, bulk sample programs can commence. The rail car drop chute system will have to be completed as well to allow the mill to accept the mineralized rock.

The underground diamond drilling program discussed in the 257 Report is expected to commence shortly to start blocking out areas for the primary mining. Additional examinations of high grade zones located during the program should allow the Company to better gauge the feed stock head grade potentials and locate new drift locations. The drill program is expected to continue over several years and along with the surface exploration will be permanent programs with assorted phases and changes based on any new discoveries.

2009/2010 Proposed Exploration & Development

The Company has identified the following goals as it continues its exploration and development of the entire Kenville Gold Mine property. The recent option agreement to acquire a 60% interest in the Ron Gold Group of claims greatly enhances the Company’s land position to the south, which extends the potential strike length of the regional geological trend along the Silver King Shear. The Silver King Shear is host to numerous historical gold and other metals mines in southeastern British Columbia including the Company’s Kenville Gold Mine.

1.

Continue with underground exploration on the 275 Level for sampling of the high grade quartz vein structure similar to that undertaken for the 257 Level. A NI 43-101 technical (geological) report is planned to be completed to add and expand upon the Company’s existing mineral resource estimate of the 257 Level.

2.

Initiate underground diamond drilling on receipt of permitting from the Ministry of Energy, Mines & Petroleum Resources (the “Ministry”). There are currently 23 strategic drill sites selected within the 257 Level and each site is expected to have six holes fanned out for approximately 90 metres per leg. This drill program has been designed to extend the boundaries of the known vein structures and add more resources to the measured and indicated categories.

3.

Initiate surface diamond drilling with the first locations selected to drill the West, Middle and East Deeps identified within the 257 Report, which are located below the main Mine to the east of Eagle Creek.  Subsequently, the Venango Deeps are planned to be drilled from surface.

4.

Drift underground approximately 375 metres from KP 50 of the 257 Level to the Eagle Vein system striking approximately 700 metres to the south. The Eagle Vein system hosts four quartz veins similar in nature to those found in the 257 Level.

5.

Conduct an extensive drill and geophysics exploration program on a potential copper, gold, silver and molybdenum porphyry target that strikes 700 metres to the south west and possibly extending onto the Ron Gold Group property.

6.

Complete the installation of the Company’s upgraded pilot plant mill operations in order to process the initial bulk sample of 1,000 tonnes and, subsequently, 10,000 tonnes. Any revenues in excess of cost received from the production of gold would assist in funding the Company’s overall operations.

7.

Develop a NI 43-101 compliant program to determine the grade and tonnage of the old Mine waste dumps on the surface of the Kenville Gold Mine property so that the Company can amend its Quarry Permit. In addition, the Company has completed an NI 43-101 technical (geological) report for its southwestern sand and gravel resource. Development of this resource is being planned for a spring 2010 start. A technical report prepared for the Company by Mr. Munroe in March 2009 stated that in excess of 16.5 million tonnes of  surface sand and gravel has been identified on a portion of the Kenville Gold Mine property. This report is also available in its entirety on SEDAR and the Company’s website ().

Qualified Person

The information contained in this news release has been supervised by Edward J. Nunn, P.Eng, a Qualified Person as defined by NI 43-101.  Mr. Nunn is a director of the Company with over 30 years of mineral exploration experience and is a Professional Engineer in the Province of British Columbia.  Prior to becoming a director of the Company, Mr. Nunn was an engineering consultant for the Company at the Property.

On behalf of the Board

“Len Danard”

Len Danard, Chief Executive Officer

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.

Sign up for free SMS News Release service, simply text ASW2 in the body of the text message to 32075 or visit the Mobile FRC link at the Company’s website. Please visit the Company's website at www.anglo-swiss.com.

Company contacts:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations contacts:

Jeff Walker or Grant Howard

The Howard Group Inc.

Toll Free: 1-888-221-0915

www.howardgroupinc.com

Forward-Looking Statements

This news release includes certain forward-looking statements respecting the future performance of the Company’s business, its operations, as well as management’s objectives, strategies, beliefs and intentions.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements unless required by law.  Forward-looking statements are frequently identified by such words as “may”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results.  These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable.  The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.  All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks,  uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied from such information, including, but not limited to, the speculative nature of mineral exploration and development, capital expenditure requirements, the costs and timing of construction and development of resources, fluctuating commodity prices, competitive risks and the availability of financing.  Please also refer to the factors described in the Company’s recent continuous disclosure filings available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause its actual results, performance and achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance and achievements not to be as anticipated, estimated or intended.  There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking statements and the information contained therein.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

END.